UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report:  March 11, 2011

Commission File Number: 0-53805

GALAXY STRATEGY & COMMUNICATIONS INC.
(Translation of registrant’s name into English)

Unit 202, 2/F Malaysia Building 50 Gloucester Road Wanchai, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

Issuances of Ordinary Shares

From March 5, to March 11, 2011, Galaxy Strategy & Communications Inc. (the “Company”) issued and sold to two accredited investors an aggregate of 200,000 of the Company’s Ordinary Shares, no par value (“Ordinary Shares”) at a price of $2.00 per share.  The Company received aggregate gross proceeds of $400,000 from the share issuances described above.

On March 16, 2011, the Company issued 25,000 Ordinary Shares to Qiang Wu, the Company’s Chief Executive Officer and director, in exchange for the cancellation of the $50,000 principal amount loan made to the Company in April 2010.

The issuances of Ordinary Shares disclosed above were made pursuant to Regulation S promulgated under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galaxy Strategy & Communications Inc.

	By:	/s/ Qiang Wu
Name: Qiang Wu
Title: Chief Executive Officer
Date: March 28, 2011